FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ P J CESCAU By P J CESCAU DIRECTOR

/S/ J A LAWRENCE By J A LAWRENCE DIRECTOR

Date: 31 July 2008

                                               EXHIBIT INDEX
                                               -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to Euronext, Amsterdam dated 31 July 2008
                                              2nd Quarter Results 2008

Exhibit 99

INTERIM MANAGEMENT REPORT FOR HALF YEAR TO JUNE
 2008

KEY FINANCIALS

(unaudited)

Second Quarter 2008			€ million	Half Year 2008
	Increase/(Decrease)				Increase/(Decrease)
Current rates	Current rates	Constant rates		Current rates	Current rates	Constant rates
Continuing operations:
10 374	(1) %	6%	Turnover	19 945	(1) %	6%
1 369	(5) %	3%	Operating profit	3 184	16%	24%
1 353	(4) %	4%	Pre-tax profit	3 135	14%	21%

Total operations:
978	(19)%	(12)%	Net profit	2 385	5%	10%
0.32	(18) %	(12) %	EPS ( Euros)	0.79	6%	12%

GOOD PERFORMANCE CONTINUES IN A CHALLENGING ENVIRONMENT. OUTLOOK CONFIRMED.
Financial
 Highlights
 of the Half Year
  Underlying sales growth of 7.0% in the first half year.
  Operating margin of 16.0% in the first half year, with an underlying improvement of 0.4 percentage poi nts.
  Earnings per share up by 6%, or 12% at constant exchange rates. The first quarter benefited from disposal profits, while the second quarter was affected by higher restructuring charges and a particularly low tax rate last year.
Operational Highlights
  Broad-based growth
  in every
  category.
  Continued strong growth in Developing and Emerging
  (D&E)
  countries from both volume and pricing.
  Price-driven g
  rowth i
  n Western Europe and
  North America
  .
  Cost increases recovered through determined pricing action and accelerating savings. Efficiency programmes on track to deliver €1 billion of savings this year.
  Further
  significant

  progress with disposal programme,

  including
  Bertolli
   olive oil and North American laundry.
GROUP CHIEF EXECUTIVE
"
Our performance in the first half year has been good in what has been a challenging environment. We have delivered 7% underlying sales growth and an underlying improvement in profitability while maintaining competitiveness. The changes already implemented in the business have made us nimbler and better able to respond to the market conditions. We are doing so against our
clear priorities
of maintaining competitiveness, improving margins and investing selectively to gain market share
.

Looking to the future,
our strategy leverages
our
strong brands,
 broad geographic footprint and products that meet everyday needs across a wide range of price points.
Our innovation programme focuses on opportunities in health and wellness, the use of superior technology, and rapid deployment in
to new markets.
This continues to be the best route to long-term value creation
.

For this year we confirm our outlook for delivering growth ahead of our 3-5% target range, with an underlying improvement in operating margin."

Patrick Cescau, Group Chief Executive

31 July
 2008

UNILEVER
SECOND
 QUARTER AND
HALF YEAR
 RESULTS 2008

In the following commentary we report underlying sales growth (abbreviated to ‘USG’ or ‘growth’) at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals. Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We also comment on trends in operating margins before RDIs (restructuring, disposals and impairments), and use the movements in Ungeared Free Cash Flow and Return On Invested Capital to measure progress against our longer-term value creation goals. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS and are not intended to be a substitute for GAAP measures of turnover, operating margin, profit, EPS and cash flow. Please refer also to note 2 to the financial statements. Further information about these measures is available on our website at
www.unilever.com/ourcompany/investorcentre

This results announcement also represents Unilever's half-yearly report for the purposes of the Disclosure and Transparency Rules (DTR) made by the UK Financial Services Authority (DTR 4.2 - Half-yearly financial reports). In this context: (i) the condensed set of financial statements can be found on pages 8 to 16; (ii) pages 1 to 7 comprise the interim management report; and (iii) the Directors' responsibility state ment can be found on page 17. Other than as disclosed elsewhere in this document n
o material related parties transactions have taken place in the first six months of the year.

1.
SUMMARY OF BUSINESS PERFORMANCE FOR
THE
SECOND QUARTER AND
FIRST HALF YEAR

Underlying s
ales gr
owth was
 6.8% in the second quarter, taking the half year rate to 7.0%. Prices increased by 7.4% in the second quarter and by 6.1% in the first half year.
Europe
 grew by 2.3% in both the quarter and the half year. All of the growth has come from pricing, with volumes 2.9% lower in the second quarter.
The lower volumes largely reflect weaker ice cream sales and the expected reversal of the additional sales at the end of the first quarter ahead of price increases and systems implementations.
The
Americas
 has sustained its momentum with growth of 5.7% in the first half year. This was achieved against a strong comparator which included the impact of additional sales ahead of the systems change in the
US
 in June last year. In Latin America growth accelerated in both value and volume including a good performance in
Brazil
.
Growth in Asia Africa picked up further to 15.1% in the second quarter and is broad-based across countries with double-digit increases almost everywhere. In addition to pricing, volume growth was robust at 4.1% in the second quarter.
At a global level, all categories grew by more than 5% in the first half year.
Advertising investment behind our brands was increased by some €100 million at constant rates of exchange in the first half year. With the benefit of higher sales, media efficiency programmes and fewer promotions, A&P as a percentage of sales was 0.7 points lower in the second quarter and 0.4 points lower in the first half year.

Commodity costs increased by
 around
 €
60
0 million in the second quarter
 and
by
around €1 billion in the first half
. This
is
equivalent to 5.5 percentage points of sales
 in the quarter and
 4.8
 pe
r
centage
 points in the first half. Both price increases and savings from cost reduction programmes accelerated in the second
quarter. As a result we were able to deliver an underlying improvement in operating margin of 0.5 percentage points in the quarter, taking the first half year improvement to 0.4 percentage points.

2. FINANCIAL COMMENTARY

2.1
Turnover
Underlying sales growth was 6.8% in the second quarter and 7.0% in the first half year. The Euro has strengthened against most currencies and this, together with a small
net impact of acquisitions and disposals, led to turnover being 1.4% lower in the second quarter and 0.5% lower in the first six months.

2.2
Operating profit
Operating profit was
5
% lower than last year in the second quarter because of the stren
g
thening of the Euro and a higher level of restructuring charges. The operating margin at 13.2% was 0.5 percentage points below last year. Before the impact of restructuring and disposals there was an underlying improvement of 0.5 percentage points.

For the half year, operating profit was 16% higher than last year and the operating margin of 16.0% was 2.3 percentage points higher, both being boosted by profits on disposals in the first quarter. Before restructuring and disposals there was an underlying improvement in operating margin of 0.4 percentage points.

2.3
Finance costs and tax
Finance costs
of net borrowings
were 16% lower than last year in the quarter and in line with last year for the first six months.

The
effective
tax rate was 28% in the second quarter and 25% in the first half year. This compares with 19% and 20% in the second quarter and first half of last year respectively, both of which included benefits from the favourable settlement of tax audits. The underlying tax rate, before restructuring and disposals, was 26% in the first half of this year.

 For the full year we expect the
tax rate on this basis
 to be around 25%.

2.4
Joint ventures, associates and other income from non-current investments
Share of net profit from joint ventures and associates and other income from non-current investments for the second quarter was in line with last year at €39 million. For the first half year these contributed €92 million, which was €47 million below last year as a result of a lower level of one-time gains in the first quarter.

2.
5

Net profit and earnings per share
Net profit was 19% lower than last year in the second quarter, reflecting higher restructuring costs, the low tax rate in the same quarter last year and the stronger
e
uro.

Net profit was 5% higher in the first six months with a benefit from profits on disposals, but a negative impact from the stronger euro
.

Earnings per share for the first six months were €0.79 which included a net gain of €0.0
7
 from restructuring and disposals. This compares with €0.75 in the first six months of last year which included a negligible net impact from restructuring and disposals and benefited from the particularly low tax rate.

2.6
Share buy-backs
By the end of June we had bought back
53.6
million shares at a
total purchase price
of
€
1.1
billion
, as part of the planned 2008 share buy-back of at least €1.5 billion
.

2.7
Cash flow
Net cash flow from operating activities was €0.7 billion lower than last year. This was entirely due to a build-
up of
 working capital in the first half year. Part of this came from the effect of commodity price inflation. In addition there were a number of temporary factors including
 the planned build
-
up of stocks during the change programme
 and

calendar effects. The largely one-off nature of these, together with an intensified programme for working capital management across the business, is expected to result in a much improved cash flow in the second half year.

Restructuring costs were slightly higher
 than in the first half of 2007
, but this was more than offset by lower cash contributions to pension funds and favourable tax rebates.

Net capital expenditure was also slightly higher than last year.

2.8
Balance sheet
Working capital has increased from its normal seasonal low point at the start of the year. The increase has been heightened by the factors referred to above in the commentary on cash flow movements
.

The overall funding position of the Group's pension arrangements improved slightly with net liabilities for all schemes of €1.0 billion at the end of the half year
, down from €1.1

billion at the end of 2007.

Assets have redu
ced by €2.1 billion due to the fall in market values and the appreciation of the euro against the currencies of investments.

 Liabilities fell by €2.2 billion
,
 mainly due to the impact of higher discount rates, net of higher inflation assumptions and the strengthening of the euro.

3. OPERATIONAL REVIEW

3.1
Europe

Second Q uarter 2008					Half Year 2008
200 8	200 7	% Change	% Underlying sales growth		200 8	200 7	% Change	% Underlying sales growth
4 017	4 041	(0.6)	2.3	Turnover (€ million)	7 511	7 585	(1.0)	2.3

12.9	13.8			Operating Margin (%)	20.1	14.1
(3.9)	(1.7)			Impact of RDIs (%) *	3.5	(1.5)

*
Restructuring, business disposals and
other items

Growth
Underlying sales growth was 2.3% in both the quarter and the half year, slightly behind the growth of our markets.
Central and
Eastern Europe
 maintained its growth of around 10% with further growth in volumes in the second quarter and increased pricing.
Russia
 made a particularly strong contribution.
Western Europe
 grew b
y 1.4% in the second quarter, and by 1.3% in the first half year. Increased prices were partly offset by lower volumes in ice cream and the expected reversal of the additional sales at the end of the first quarter ahead of price increases and systems implementations.
Germany
 grew modestly in the second quarter, with an improved performance in spreads, after a weak
start to the year. Benelux had another good quarter with continued strong growth in the
Netherlands
 across most categories, and a pick-up in
Belgium
. In both the
UK
 and
Italy
, savoury and dressings contributed to solid growth. Sales in
France
 and
Spain
 declined in difficult trading conditions and in both countries we have lost some share to private label brands.

Innovation
Hellmann's
extra light

mayonnaise made with free range eggs is part of a campaign to promote the goodness of mayonnaise in the
UK
,
France
 and
Italy
.
Rama
 flavoured creams have been launched in
Germany
 and the Nordic countries.

In tea, we have built further on the Rainforest Alliance certification, extended
Lipton
 linea
slimming teas and introduced
Lipton
clear green
, a new generation of healthy tea. A strong programme for
Magnum
 ice creams included new-look 'minis' across the region, and the top-of-the-range 'temptation' introduced to several new countries.

A new range of
Axe
 body washes and after shave balms has been launched in the
UK
,
Germany
 and
France
 and the latest global body spray
Axe
dark temptation
 across the region. The new upside-down deodorants for
Dove
 and
Rexona
 offer the smoothest ever roll-on with less packaging material.
Small & mighty
 concentrated detergents are
being rolled out across the region
 under the
Dirt is Good
 brand. As well as offering consumer convenience, these also have a
markedly
better environmental footprint.
  In oral care we have launched
Signal
white now
, the first instant whitening toothpaste.

Profitability
The first half year operating margin of 20.1% was 6.0 percentage points higher than last year, largely reflecting profits on disposals. Before restructuring and disposals there was an underlying improvement in margin of 1.0 percentage point. Gross margins were lower as we recovered cost increases in absolute terms but not yet sufficiently to maintain the percentage margin. However this was more than compensated by sharply lower overheads costs.

Accelerating change
As previously announced,
Western
Europe
 will
 be managed as a single region under a new President, Doug Baillie
. This will
allow the management to focus solely on driving improved performance in the region. Central and Eastern Europe will
now
 be
 under the responsibility of Harish Manwani, President for Asia Africa, reflecting the priority on business building in developing and emerging markets. These changes will be reflected in the regional segmentation of Unilever's published results from the end of this year.

In the second quarter we completed the move to a single office location in
Italy
,
and announced four
factory rationalisations and the setting up of a new multi-country organisation for
Central Europe
.

The move to a single SAP system for the region continues
,
 with three quarters of our business now live and the full programme to be complete by the end of the year. In July we announced the disposal of the

Ber
t
olli
olive oil
business
and three local
bottled oil
brands
 in
Italy
.

3.
2

The
Americas

Second Quarter 2008					Half Year 2008
200 8	200 7	% Change	% Underlying sales growth		200 8	200 7	% Change	% Underlying sales growth
3 314	3 520	(5.8)	4.9	Turnover (€ million)	6 453	6 751	(4.4)	5.7

13.4	14.9			Operating Margin (%)	13.7	14.6
(1.3)	(0.7)			Impact of RDIs ( %) *	(1.0)	(0.7)

*
Restructuring, business disposals and
other items

Growth
The good momentum in the business has been sustained
,
 with underlying sales growth of 5.7% in the first six

months, against a strong comparator
due to
the additional sales ahead
 of
 the systems implementation in the
US
 at
the end of the second quarter last year. This held back the second quarter growth for the region as a whole by some 2 percentage points
.
In the
US
 all of the growth is coming from price, with consumer volumes lower than a year ago.
Before the effect of the systems implementation last year, which reverse
d
 in July,
our own sales in
the
US
 grew by about 4% in both the second quarter and the first six months
, slightly ahead of the market growth rate
.

Canada
 had a weak second quarter.
Our growth in
Latin America
 has been strong across all the main countries, with 13% in the second quarter taking the half year growth rate to 11%. There has been a good performance in
Brazil
 and continued high growth in
Mexico
 and elsewhere.

Innovation
New ranges of
Knorr
bouillons, sauces and soups have been launched in
Brazil
 and
Argentina
 with a clear Vitality positioning, featuring healthy ingredients. Under the
Hellmann's
 brand we have introduced an olive oil mayonnaise in the
US
 and a new milder tasting mayonnaise made with milk in
Brazil
 and
Mexico
.
Bertolli
 frozen meals in the
US
 have been extended with a range of 'mediterranean garden' dishes.
The latest global
Dove
 range, 'go fresh', has been launched in the
US
, as well as a new cream oil variant, 'sleek satin'. As in
Europe
,
Axe
 has brought out body washes targeted at over 20's and the new 'dark temptation' deodorant with a novel chocolate fragrance. In Laundry the new
Dirt is Good
 mix with improved cleaning and longer-lasting freshness has been introduced to
Latin America
 as well as a variant of
Surf
 with fabric conditioner. New variants of 3 times concentrated liquid detergents have been launched in the
US
.

Profitability
The operating margin for the first half year was 13.7%, which was 0.9 percentage points lower than last year. Before the impact of restructuring and disposals, there was an underlying reduction in margin of 0.6 percentage points. We have fully recovered the impact of higher commodity cost
s
 in absolute terms, through a combination of savings and price increases, but this has not been enough to maintain the percentage margin.

Accelerating change
As part of the One Unilever programme, the move to a single head office for the
US
 business in Englewood Cliffs and the closure of the
Greenwich
 office has been completed. At the same time, the ice cream businesses in the
US
 and
Canada
 have been integrated into the respective One Unilever country organisations. In
Latin America
, the financial
shared
services centre has been sold to Cap
g
emini. We have also announced the disposal of olive oil sold under the
Bertolli
 brand as part of a global agreement
, and the sale of the North American laundry business.

3.3 Asia
Africa

Second Quarter 2008					Half Year 2008
200 8	200 7	% Change	% Underlying sales growth		200 8	200 7	% Change	% Underlying sales growth
3 043	2 965	2.7	15.1	Turnover (€ million)	5 981	5 718	4.6	14.7

13.3	12.2			Operating Margin (%)	13.3	12.1
(0.4)	(0.5)			Impact of RDIs (%) *	(0.2)	(0.6)

*
Restructuring, business disposals and
other items

Growth
Underlying sales growth was 15.1% in the second quarter and 14.7% in the first half year. While mo re
 of the growth in value is coming from pricing, volumes also continue to grow well, albeit at a slightly slower pace than last year
. Our

g
rowth continues to be very broad-based
 and is ahead of the market
. All of our top five D&E businesses in the region, and all our categories, grew at more than 10%.

In
India
, laundry contributed particularly strongly with good growth in all three of our brands
,
 each positioned at a different income level. The new global
Sunsilk
mix is driving share gain in
India
 as elsewhere in the region.
China
 has sustained a growth rate of over 20%, with most of this coming from higher volumes including the build of
Clear
shampoo.
Indonesia
 has shown continued strong growth momentum, particular
l
y in personal care and ice cream.
Turkey
 had another good, well balanced performance,
however
growth in
South Africa
 came entirely from price, with volumes flat, largely as a result of supply chain constraints.

Performance in
Japan
 and
Australia

was
weak in more difficult consumer markets.

Innovation
We have launched
Lipton
 milk tea in a number of new countries and introduced
Lipton

clear green
teas in
Turkey
 and
Arabia
. A strong programme for
Cornetto
 ice cream includes a new 'choco disk' variant and we have introduced
Magnum
 chocolate indulgence in
China
 and
India
. In
Turkey
 we have launched
Knorr

e
at in colour mealmakers and mayonnaise in a squeezy bottle.

Rexona
 is taking the first steps to building a market for deodorants in
China
. New versions of
Pond
'
s
 anti-ageing and
skin
-
lightening creams and the new global
Sunsilk
 range have been rolled

out across the region. Innovations in laundry include
Surf
 clean and fresh,
Surf
Excel
 multi-chamber sachets, the improved global
Dirt

is
 Good
 mix and concentrated fabric conditioners.

Profitability
The operating margin for the first six months was 13.3%, which was 1.2 percentage points higher than a year ago. Before the impact of restructuring and disposals there was an underlying improvement of 0.8 percentage points. Savings programmes and price increases have offset the impact of higher commodity costs and we have the benefit of increased scale from sales growth.

Accelerating change
The move to a single SAP system across the region is progressing to plan and
we are setting up a regional supply chain team based in
Singapore
.

In the second quarter we announced the disposal of our palm oil business in
Cote D'Ivoire
 and the acquisition of laundry soaps in the same country. We have also announced the disposal of Komili olive oil in
Turkey
.
  Both these transactions are subject to regulatory approval.

Central and
Eastern Europe

will
be managed as part of this region. This reflects the
focus on
 business building in these countries as part of Unilever's priority for Developing and Emerging markets. The change will be reflected in our reporting of business segments from the end of this year.

RISK MANAGEMENT
On pages
 13 and 14 of our 2007 Report and Accounts we set out our assessment of the principal risk issues that would face the business through 2008. In our view, the nature and potential impact of such risks remains essentially unchanged as regards our performance over the second half of the year
. As anticipated, commodity prices
affecting the materials we buy
have continued to show an upward trend in the first half of the year.
W
e will continue to monitor
this
closely and to manage our response through a combination of pricing
 and
 savings
programmes
. In addition,
there could be a further weakening of key economies. W
hilst people's essential needs for food and hygiene would remain unchanged, we could experience impact in markets as individual consumers adjust their spending patterns. We manage the associated risks by ensuring that our brands remain competitive through appropriate pricing, marketing support and relevant innovation in our
 product
portfolio
 across
a wide range of
price points.

OTHER INFORMATION
On 10 April 2008, Unilever entered into a settlement with Mars to bring an end to all claims made by Mars concerning Unilever's distribution arrangements for the sale of impulse ice cream.  Prior to the settlement, Mars had initiated proceedings against Unilever in a number of European jurisdictions. The settlement does not imply any admission of liability on Unilever's part.

In April 2008 Unilever received a notice from the UK Office of Fair Trading requiring the production of documents in relation to an investigation into potential co-ordination of the retail prices of products in the grocery sector. A response to the notice was provided in June 2008. It is too early to gauge whether the investigation to which the notice relates will lead to a Statement of Objections being addressed to Unilever or its subsidiaries.
In June 200
8, Unilever premises in
Austria
,
Belgium
,
Italy
, The Netherlands and
Spain
 were the subject of unannounced inspections by the European Commission and/or national competition authorities. The inspections were in relation to the home care and/or personal care markets. A request for information relating to alleged anti-competitive behaviour in detergents markets in the EEA was subsequently received by Unilever in July 2008. It is too early to gauge whether the investigation that has been initiated will lead to a Statement of Objections being addressed to Unilever or its subsidiaries.
CAUTIONARY STATEMENT
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on wh ich any such statement is based.
ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6805 tim.johns@unilever.com or +44 20 7822 6010 trevor.gorin@unilever.com NL +31 10 217 4844 gerbert-van.genderenstort@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The results for the
third
 quarter 2008
and the announcement of interim dividends
will be published on

30 October
 2008.

C
ONDENSED FINANCIAL STATEMENTS
INCOME STATEMENT
(unaudited)

Second Quarter				€ million	Half Year
2008	2007	Increase/ (Decrease)			2008	2007	Increase/ (Decrease)
		Current rates	Constant rates				Current rates	Constant rates

				Continuing operations:

10 374	10 526	(1) %	6%	Turnover	19 945	20 054	(1) %	6%

1 369	1 443	(5) %	3%	Operating profit	3 184	2 745	16%	24%

				After (charging)/crediting:
(212)	(1 10 )			Restructuring , business disposals and other items (see note 3)	181	(196)

(55)	(70)			Net finance costs	(141)	(140)
27	44			Finance income	51	71
(114)	(147)			Finance costs	(259)	(278)
32	33			Pensions and similar obligations	67	67

30	30			Share in net profit/(loss) of joint ventures	74	57
(1)	3			Share in net profit/(loss) of associates	8	51
10	6			Other income from non-current investments	10	31

1 353	1 412	(4) %	4%	Profit before taxation	3 135	2 744	14%	21%

(375)	(259)			Taxation	(750)	(539)

978	1 153	(15) %	(8) %	Net profit from continuing operations	2 385	2 205	8%	14%

-	54			Net profit/(loss) from discontinued operations	-	76

978	1 207	(19) %	(12) %	Net profit for the period	2 385	2 281	5%	10%

				Attributable to:
69	63			Minority interests	137	124
909	1 144	(21) %	(14) %	Shareholders' equity	2 248	2 157	4%	10%

				Combined earnings per share
0.32	0.38	(14) %	(8) %	Continuing operations (Euros)	0.79	0.72	10%	16%
0.31	0.37	(14) %	(8) %	Continuing operations - diluted (Euros)	0.77	0.70	10%	16%

-	0.02			Discontinued operations (Euros)	-	0.03
-	0.01			Discontinued operations - diluted (Euros)	-	0.02

0.32	0.40	(18) %	(12) %	Total operations (Euros)	0.79	0.75	6%	12%
0.31	0.38	(19) %	(12) %	Total operations - diluted (Euros)	0.77	0.72	6%	12%

STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)

€ million	Half Year
	2008	2007

Fair value gains/(losses) on financial instruments net of tax	(34)	14
Actuarial gains/(losses) on pension schemes net of tax	(126)	1 221
Currency retranslation gains/(losses) net of tax	(331)	194

Net income/(expense) recognised directly in equity	(491)	1 429

Net profit for the period	2 385	2 281

Total recognised income and expense for the period	1 894	3 710

Attributable to:
Minority interests	91	131
Shareholders' equity	1 803	3 579

CASH FLOW STATEMENT
(unaudited)

€ million	Half Year
	2008	2007

Operating activities
Cash flow from operating activities	885	1 661
Income tax paid	(481)	(600)
Net cash flow from operating activities	404	1 061

Investing activities
Interest received	64	62
Net capital expenditure	(491)	(444)
Acquisitions and disposals	403	72
Other investing activities	40	161
Net cash flow from/(used in) investing activities	16	(149)

Financing activities
Dividends paid on ordinary share capital	(1 194)	(1 412)
Interest and preference dividends paid	(201)	(225)
Change in financial liabilities	2 081	1 905
Share buy-back programme	(1 085)	(663)
Other movements on treasury stock	(19)	219
Other financing activities	(89)	(309)
Net cash flow from/(used in) financing activities	(507)	(485)

Net increase/(decrease) in cash and cash equivalents	(87)	427

Cash and cash equivalents at the beginning of the year	901	710

Effect of foreign exchange rate changes	(152)	23

Cash and cash equivalents at the end of period	662	1 160

BALANCE SHEET
(unaudited)

€ million	As at 30 June 2008	As at 31 December 2007	As at 30 June 2007

Non-current assets
Goodwill	12 015	1 2 244	12 439
I ntangible assets	4 436	4 511	4 741
Property, plant and equipment	6 045	6 284	6 249
Pension asset for funded schemes in surplus	1 857	2 008	2 451
Deferred tax assets	966	1 003	782
Other non-current assets	1 245	1 32 4	1 215
Total non-current assets	26 564	27 37 4	27 877

Current assets
Inventories	4 431	3 894	4 166
Trade and other current receivables	5 514	4 194	5 437
Current tax assets	241	367	254
Cash and cash equivalents	1 060	1 098	1 518
Other financial assets	259	216	292
Non-current assets held for sale	277	159	38
Total current assets	11 782	9 928	11 705

Current liabilities
Financial liabilities	(5 947)	(4 166)	(5 367)
Trade payables and other current liabilities	(8 377 )	(8 017)	(8 833)
Current tax liabilities	(457)	(395)	(614)
Provisions	(829)	(968)	(658)
Liabilities associated with non-current assets held for sale	(42)	(13)	-
Total current liabilities	(15 652 )	(13 559 )	(15 472)
Net current assets/(liabilities)	(3 870)	(3 631)	(3 767)
Total assets less current liabilities	22 694	23 743	24 110

Non-current liabilities
Financial liabilities due after one year	5 607	5 483	5 233
Non-current tax liabilities	231	233	226
Pensions and post-retirement healthcare benefits liabilities:
Funded schemes in deficit	787	827	517
Unfunded schemes	2 084	2 270	3 097
Provisions	785	694	899
Deferred tax liabilities	1 260	1 213	1 088
Other non-current liabilities	168	204	256
Total non-current liabilities	10 922	10 924	11 316

Equity
Shareholders' equity	11 344	12 387	12 245
Minority interests	428	432	549
Total equity	11 772	12 819	12 794
Total capital employed	22 694	23 743	24 110

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1

  ACCOUNTING INFORMATION AND P
OLICIES
The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard (IAS) 34 'Interim Financial Reporting'. The basis of preparation is consistent with that applied for
the year ended 31 December 200
7.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and cons tant exchange rates to facilitate comparison.

The income statement on page
8 and
 the statement of recognised income and expense and the cash flow statement on page
9
 are translated at rates current in each period.

The balance sheet on page
10 is
 translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 200
7
 have been delivered to
 the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the UK Companies Act 1985.

2

NON-GAAP MEASURES
In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures.  Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes
4
 and
5
.
In note 8 we
 reconcile net debt to the amounts reported in our balance sheet and cash flow statement.
We also comment on underlying trends in operating profit, by which we mean the movements recorded after setting aside the impact of restructuring, disposals and impairments, on the grounds that the incidence of these items is uneven between quarterly reporting periods. We specifically avoid referring to a measure of 'underlying operating profit', since such a term might imply that we did not regard the items involved, particularly restructuring costs, as an ongoing element of our business over the longer term.
In addition, we
 report annually against two further non-GAAP measures: Ungeared Free Cash Flow and Return on Invested Capital. Further information about these measures and their reconciliation to GAAP measures is given on on our website at
www.unilever.com/investorcentre

3 SIGNIFICANT ITEMS WITHIN
THE
INCOME STATEMENT
In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs. We disclose on the face of our income statement the total value of such items that arise within operating profit. In our operating review by geographic segment and in note
4
 we highlight the impact of these items on our operating margin. The impact of these items
, and of similar items arising within other elements of our income statement, on our reported net profit was as follows:

€ million

Second Quarter			Half Year
2008	2007		2008	2007
		RDIs within operating profit:
(206)	(120)	Restructuring	(330)	(241)
(1)	6	Business disposals	516	36
(5)	4	Other one-off items	(5)	9
(212)	(110)		181	(19 6 )
58	37	Tax effect of RDIs within operating profit:	(3)	72
-	57	RDIs arising below operating profit:	24	137
(154)	(16)	Total impact of RDIs on net profit	202	13

The impact of RDIs on reported Earnings Per Share is given
in note
10
.

4

SEGMENTAL ANALYSIS BY GEOGRAPHY
On 28 February 2008 Unilever announced a number of organisational changes. As part of these changes, our operations in Central and Eastern Europe will in future be managed within an enlarged region together with those in Asia and Africa, with
Western Europe
 becoming a standalone region. Since these changes are taking place progressively during the remainder of 2008, we are continuing to report quarterly against our structure as it applied in 2007. In our fourth quarter reporting for 2008 we will provide additional analysis of our regional results against the new structure, including restated amounts for each of the quarters of 2008, and will report on the new basis thereafter.

Continuing operations -

Second

Quarter

€ million	Europe	Americas	Asia Africa	Total

Turnover
2007	4 041	3 520	2 965	10 526
2008	4 017	3 314	3 043	10 374
Change	(0.6) %	(5.8) %	2.7%	(1.4) %
Impact of:
Exchange rates	(2.1) %	(9.4) %	(10.7) %	(7.1) %
Acquisitions	1.4%	- %	0.2%	0.6%
Disposals	(2.2) %	(1.0) %	(0.3) %	(1.3) %

Underlying sales growth	2.3%	4.9%	15.1%	6.8%
Price	5.4%	6.8%	10.6%	7.4%
Volume	(2.9) %	(1.7) %	4.1%	(0.5) %

Operating profit
2007	557	523	363	1 443
2008	519	445	405	1 369
Change current rates	(6.8) %	(14.9) %	11.7%	(5.1) %
Change constant rates	(5.0) %	(4.3) %	27.5%	3.4%

Operating margin
2007	13.8%	14.9%	12.2%	13.7%
2008	12.9%	13.4%	13.3%	13.2%

Includes restructuring, business disposals and other items
2007	(1.7) %	(0.7) %	(0.5) %	(1.1) %
2008	(3.9) %	(1.3) %	(0.4) %	(2.0) %

Continuing operations -

Half
Year

€ million	Europe	Americas	Asia Africa	Total

Turnover
2007	7 585	6 751	5 718	20 054
2008	7 511	6 453	5 981	19 945
Change	(1.0) %	(4.4) %	4.6%	(0.5) %
Impact of:
Exchange rates	(2.1) %	(8.6) %	(8.6) %	(6.2) %
Acquisitions	0.8%	- %	0.2%	0.3%
Disposals	(1.9) %	(1.0) %	(0.3) %	(1.2) %

Underlying sales growth	2.3%	5.7%	14.7%	7.0%
Price	4.0%	6.3%	8.5%	6.1%
Volume	(1.6) %	(0.6) %	5.7%	0.8%

Operating profit
2007	1 067	988	690	2 745
2008	1 510	882	792	3 184
Change current rates	41.6%	(10.8) %	14.9%	16.0%
Change constant rates	43.3%	(1.1) %	28.3%	23.7%

Operating margin
2007	14.1%	14.6%	12.1%	13.7%
2008	20.1%	13.7%	13.3%	16.0%

Includes restructuring, business disposals and other items
2007	(1.5) %	(0.7) %	(0.6) %	(1.0) %
2008	3.5%	(1.0) %	(0.2) %	0.9%

5

SEGMENTAL ANALYSIS BY PRODUCT AREA
Continuing operations -

Second

Quarter

€ million	Savoury, dressings and spreads	Ice cream and beverages	Personal care	Home care and other	Total

Turnover
2007	3 377	2 441	2 861	1 847	10 526
2008	3 433	2 377	2 761	1 803	10 374
Change	1.6%	(2.6) %	(3.5) %	(2.3) %	(1.4) %
Impact of:
Exchange rates	(5.7) %	(6.3) %	(8.7) %	(8.4) %	(7.1) %
Acquisitions	0.2%	2.2%	- %	- %	0.6%
Disposals	(1.9) %	(1.9) %	0.1%	(1.3) %	(1.3) %
Underlying sales growth	9.6%	3.6%	5.6%	8.1%	6.8%

Operating profit
2007	526	403	383	131	1 443
2008	507	370	365	127	1 369
Change current rates	(3.5) %	(8.1) %	(4.7) %	(3.1) %	(5.1) %
Change constant rates	3.2%	(2.6) %	7.4%	11.4%	3.4%

Operating margin
2007	15.5%	16.5%	13.4%	7.1%	13.7%
2008	14.8%	15.6%	13.2%	7.0%	13.2%

Continuing operations -

Half
Year

€ million	Savoury, dressings and spreads	Ice cream and beverages	Personal care	Home care and other	Total

Turnover
2007	6 752	4 055	5 610	3 637	20 054
2008	6 859	3 999	5 481	3 606	19 945
Change	1.6%	(1.4) %	(2.3) %	(0.8) %	(0.5) %
Impact of:
Exchange rates	(5.0) %	(6.0) %	(7.5) %	(6.9) %	(6.2) %
Acquisitions	0.1%	1.4%	- %	- %	0.3%
Disposals	(1.8) %	(1.5) %	(0.1) %	(1.3) %	(1.2) %
Underlying sales growth	8.7%	5.1%	5.7%	8.0%	7.0%

Operating profit
2007	983	517	925	320	2 745
2008	1 422	586	880	296	3 184
Change current rates	44.7%	13.4%	(4.9) %	(7.6) %	16.0%
Change constant rates	51.7%	19.4%	3.8%	1.9%	23.7%

Operating margin
2007	14.6%	12.7%	16.5%	8.8%	13.7%
2008	20.7%	14.7%	16.1%	8.2%	16.0%

6

TAXATION
The
effective
tax rate for
the first half year
 was
25
% compared with

20
% for

the first half of 2007
. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

7

 Reconciliation of net profit to cash flow from operating activities

€ million	Half Year
	200 8	200 7

Net profit	2 385	2 281
Taxation	750	546
Share of net profit of joint ventures/associates and other income from non-current investments	(9 2 )	(139)
Net finance costs	14 1	140
Operating profit (continuing and discontinued operations)	3 184	2 828
Depreciation, amortisation and impairment	466	464
Changes in working capital	(2 140)	(1 313)
Pensions and similar provisions less payments	(42)	(104)
Restructuring and other provisions less payments	(55)	(93)
Elimination of (profits)/losses on disposals	(565)	(182)
Non-cash charge for share-based compensation	54	69
Other adjustments	(17)	(8)
Cash flow from operating activities	885	1 661

8
  NET DEBT

€ million	As at 30 June 2008	As at 31 December 2007

Total financial liabilities	(11 5 5 4)	(9 649)
Financial liabilities due within one year	(5 947)	(4 166)
Financial liabilities due after one year	(5 607)	(5 483)
Cash and cash equivalents as per balance sheet	1 060	1 098
Cash and cash equivalents as per cash flow statement	662	901
Add bank overdrafts deducted therein	398	197
Financial assets	259	216
Net debt	( 10 2 3 5 )	(8 335)

On 21 February 2008 we issued Swiss franc notes to the value of CHF 600 million (€360 million) in two tranches: CHF 250 million with an interest rate of 3.125% and maturing in January 2012, and CHF 350 million at 3.5% maturing in March 2015.
On 21 May 2008
we
issued €750 million fixed rate notes with a coupon rate of 4.875%, repayable in 2013.

9
  MOVEMENTS IN EQUITY

€ million	Half Year
	200 8	200 7

Equity at 1 January	12 819	11 672
Total recognised income and expense for the period	1 894	3 710
Dividends	(1 352)	(1 363)
Movement in treasury stock	(1 520)	(1 283)
Share-based payment credit	54	64
Dividends paid to minority shareholders	(95)	(97)
Currency retranslation gains/(losses) net of tax	(17)	(1)
Other movements in equity	(11)	92
Equity at the end of the period	11 772	12 794

During the
first half year we purchased
 shares to the value of €
1.1

billion under the share buy-back programme announced in March 2007.

10
  COMBINED EARNINGS PER SHARE
The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:

(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the
first half year

were calculated as follows:

	2008	2007

Combined EPS - Basic	Millions of units
Average number of combined share units	2 828. 1	2 887 .1

	€ million
Net profit attributable to shareholders' equity	2 248	2 157

Combined EPS (Euros)	0.79	0.75

Combined EPS - Diluted	Million s of units
Adjusted average number of combined share units	2 925. 6	2 984 .5

Combined EPS - diluted (Euros)	0.77	0.72
Impact of RDIs on Earnings Per Share
	€ million
Total impact of RDIs on reported net profit (see note 3)	202	13

Impact of RDIs on basic earnin g s per share (Euros)	0.07	0.0 1
Earnings per share in US Dollars and Sterling
Combined EPS (Dollars)	1.22	0.99
Combined EPS - diluted (Dollars)	1.18	0.96

Combined EPS (Pounds)	0.62	0.50
Combined EPS - diluted (Pounds)	0.60	0.49

The numbers of shares included in the calculation of earnings per share is an average for the period. During the period the following movements in shares have taken place:

Millions
Numb er of shares at 31 December 2007 (net of treasury stock)	2 853.1
Net movements in shares under incentive schemes	6.0
Share buy-back	(53.6)
Number of shares at 3 0 June 2008	2 805.5

11
A
CQUISITIONS AND DISPOSALS
On 14 November 2007

we
 announced that
 we
had signed a definitive agreement with McCormick & Company, Incorporated to sell our
 Lawry's and Adolph's branded seasoning blends and marinades business in the US and Canada for €410 million. The transaction is
 expected to be completed
on or around 31 July 2008
. The combined annual
turnover
 of the business is approximately €100 million.

Effective 1 January 2008,
we
 entered into an expanded international partnership
 with Pepsico
 for the marketing and distribution of ready-to-drink tea products under the
Lipton
 brand.

On 3 January 2008
we
completed the sale of
the
Boursin brand to Le Groupe Bel for €400 million. The turnover of this brand in 2007 was approximately €100 million.

On 4 February 2008
we
announced that
we
had signed an agreement to acquire Inmarko, the leading Russian ice cream company, for an undisclosed amount. The transaction was completed on 2 April 2008. The company had a turnover in 2007 of approximately €115 million.

On 19 June 2008
we
announced that
we
had signed an agreement to sell
our
edible oil business in
C
ô
te d'Ivoire
 together with
our
interests in local palm oil plantations, Palmci and PHCI. At the same time we
plan to acquire the soap business of Cosmivoire, an Ivorian producer with a market presence throughout Francoph
o
ne West Africa. The dea
l
is subject to approval by the
regulatory
authorities.

On 10 July 2008
we
announced that
we
had signed an agreement to sell Komili, the market leading olive oil brand in
Turkey
, to Ana Gida, part of the Anadolu Group, for an undisclosed amount. The transaction, which is subject to regulatory approval, is expected to be completed by the end of 2008.

On 21 July 2008
we
announced that
we
had signed an agreement with Grupo SOS for the disposal of
our
Bertolli olive oil and vinegar business, for a consideration of €630 million. The transaction is structured as a worldwide perpetual licence by Unilever of the
Bertolli
 brand in respect of olive oil and premium vinegar. The transaction includes the sale of the Italian Maya, Dante and San Giorgio olive oil and seed oil businesses, as well as the factory at
Inveruno
,
Italy
.
  The transaction, which is subject to regulatory approval, is expected to be completed by the end of 2008.

On 28 July 2008
we
announced that
we
had signed a definitive agreement to sell
our
North American laundry business in the
US
,
Canada
 and
Puerto Rico
 to Vestar Capital Partners, a leading global private equity firm
, for a face value of US $1.45 billion
. Vestar will m
e
rge the business with its existing operation, Huish Detergents Inc., to fo
r
m a new company, The Sun Products Corporation. The consideration consists of a cash payment of US $1.075 billion, together with preferred shares in the Sun Products Corporation with a face value of US $375 million, and warrants offering the opportunity to acquire up to 2.5% of the common equity of the Sun Products Corporation. The businesses to be sold include the all
,
Snuggle
,
Wisk
,
Surf
 and
Sunlight
 fabric cleaning and fabric conditioning brands in the
US
,
Canada
 and Puerto Rico, as well as Unilever's manufacturing facility in
Baltimore
. These businesses had a combined turnover in 2007 of approximately US $1.0 billion. The transaction, which is subject to regulatory approval, is expected to be completed by the end of 2008.

1
2

EVENTS AFTER THE BALANCE SHEET DATE
There were no material post balance sheet events other than those mentioned elsewhere in this report.

RESPONSIBILITIES OF DIRECTORS
The Directors confirm that this condensed consolidated set of interim financial statements has been prepared in accordance with IAS 34, and that the interim management report includes a fair review of the information required by
DTR

4.2.7 and
DTR
4.2.8.
Unilever's Directors are listed in the Annual Report and Accounts for 2007, with the exception of the following changes:
  At the Group's AGMs on 14 and 15 May 2008, James Lawrence was appointed as an Executive Director and Kees van der Graaf and Ralph Kugler stood down as Executive Directors

  On 30 June 2008 Genevieve Berger stood down as a Non-Executive Director in order to take up an executive role as Unilever's Chief Research and Development Officer
Details of all current Directors are available on our website at
www.unilever.com

By order of the Board

Patrick Cescau

James
 Lawrence
Group Chief Executive

     Chief Financial Officer

31 July 2008